EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(dollar amounts in thousands)	2018	2017
Pretax income before adjustment for income from unconsolidated subsidiaries	$40,128	$37,040
Add:
Fixed charges	10,394	9,087
Adjusted pretax income	$50,522	$46,127
Fixed charges:
Interest expense	$7,606	$7,148
Estimate of interest within rental expense	2,788	1,939
Total fixed charges	$10,394	$9,087
Ratio of earnings to fixed charges	4.9	5.1